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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Jul 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2013

pwc

ICAP Corporates LLC

Statement of Financial Condition
March 31, 2013

ICAP Corporates LLC
Index
March 31, 2013

pwc

Independent Auditor's Report

To the Member of
ICAP Corporates LLC

We have audited the accompanying statement of financial condition of ICAP Corporates LLC the ("Company") as of March 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC at March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2013

(dollars in thousands)

Assets		
Cash and cash equivalents	$	43,740
Cash segregated under federal regulations		7,004
Deposits with clearing organizations		14,414
Securities owned, at fair value		77,364
Securities owned, at cost, not readily marketable		799
Receivable from brokers, dealers and clearing organizations		1,482,233
Commissions receivable, net of allowance for doubtful accounts of $353		16,314
Receivable from customers		30,112
Receivable from affiliates		4,026
Goodwill		2,312
Intangible assets, net of accumulated amortization of $522		685
Prepaid expenses and other assets		15,281
Total assets	$	1,694,284
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	1,507,598
Securities sold, not yet purchased, at fair value		56,886
Payable to customers		19,200
Payable to affiliates		478
Accrued expenses and accounts payable		15,488
Total liabilities		1,599,650
Commitments and contingencies (Note 7)		
Member's equity		94,634
Total liabilites and member's equity	$	1,694,284

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

During October 2012 the Company withdrew its Futures Commission Merchant ("FCM") registration with the Commodity Futures Trading Commission ("CFTC") and elected to register as an independent Introducing Broker ("IB") with the National Futures Association ("NFA").The change in registration did not result in a material change to the business conducted by the Company, or its regulatory net capital requirements.

During December 2012, the Company entered into an agreement to purchase the assets from its affiliate LinkBrokers Derivatives LLC ("Link") necessary to operate Link's current business. On March 25, 2013 FINRA approved the transaction and the asset transfer date of April 1, 2013 (see note 10).

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Additionally the Company is registered as a non-clearing IB with the CFTC and is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. The Company has four trading licenses with the New York Stock Exchange ("NYSE"), and is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. The Company operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also registered as a National Association of Securities Dealers Automated Quotation System ("NASDAQ") market maker, and provides direct market access services. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms

(dollars in thousands)

of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Commissions and Fees

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

(dollars in thousands)

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2013 include approximately $43,740 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally at March 31, 2013, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $18, which are included in the securities owned, at cost, not readily marketable on the Statement of Financial Condition.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $781, which are included in securities owned, at cost, not readily marketable on the Statement of Financial Condition.

(b) Securities Transactions

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in the Statement of Income. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(c) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables or payables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition.

(dollars in thousands)

(d) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform an annual qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company elected to continue to perform an annual quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2013.

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(e) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-ons and advances which are amortized over the life of the employment contracts.

(f) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(g) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $5,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of introducing broker-dealers ("PAIB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2013 cash in the amount of $2,004 has been segregated in PAIB reserve account. The segregated cashheld in both the special reserve bank account for the exclusive benefit of customers and the PAIB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

(dollars in thousands)

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Deposits paid for securities borrowed	$ 1,394,388	Deposits received for securities loaned	$ 1,398,711
Fail-to-deliver	83,420	Fail-to-receive	89,054
Other	4,425	Other	19,833
	$ 1,482,233		$ 1,507,598

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2013 include approximately $12,957 of accrued compensation and related expenses, and $2,531 of other accrued expenses.

7. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

(dollars in thousands)

The Company has satisfied collateral requirements with a clearing organization at March 31, 2013 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

8. Net Capital Requirements

As a registered broker-dealer and member of FINRA and the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2013, the Company had net capital of approximately $47,775, which exceeded the minimum requirement of $1,000 by approximately $46,775.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At March 31, 2013, the Company had net capital of $47,775 which was $46,775 in excess of the minimum net capital requirements of the Act.

9. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Pursuant to Treasury Rule 301.7701-3, Management has determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax; and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable to the Company's income passed through to INAI.

10. Asset Purchase

During December 2012, the Company's affiliate Link notified FINRA and the SEC of its intent to sell to the Company the assets of Link necessary to operate Link's current business ("the Purchased Assets"). On March 25, 2013 FINRA approved the transaction, and the asset transfer date of April 1, 2013 ("the closing date"). The transaction will occur immediately before the start of business on the closing date. On the closing date Link will transfer to the Company the Purchased Assets and the brokers employed by Link to operate the Purchased Assets. The transaction will not result in any material change to the Company. As of the closing date Link will not conduct any new securities business; but instead will remain registered as a broker dealer in order to collect accrued commissions earned prior to the closing date. Additionally Link will maintain responsibility for liabilities attributable to the Purchased Assets and the assets retained by Link ("the Retained

(dollars in thousands)

Assets") which accrued prior to the closing date; and those attributable to the Retained Assets that may come due after the closing date. The Retained Assets at Link will be used to satisfy the liabilities attributable to Link.

11. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions; except for employees who earn salaries in excess of a certain threshold.

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2013.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	March 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	77,364	-	-	77,364
Total assets at fair value	$ 77,364	$ -	$ -	$ 77,364
Liabilities:				
Securities sold, not yet purchased	$ 56,886	$ -	$ -	$ 56,886
Total liabilities at fair value	$ 56,886	$ -	$ -	$ 56,886

(dollars in thousands)

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1. At March 31, 2013 the Company's cash and cash equivalents are comprised of $43,740 cash held in demand deposit accounts.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2013 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	March 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Deposits with clearing organizations	$ -	$ 14,414	$ -	$ 14,414
Securities owned at cost, not readily marketable	-	799	-	799
Receivable from broker dealers and clearing organizations	-	1,482,233	-	1,482,233
Commissions receivable	-	16,314	-	16,314
Receivable from customers	-	30,112	-	30,112
Total	$ -	$ 1,543,872	$ -	$ 1,543,872
Liabilities:				
Payable to broker dealers and clearing organizations	$ -	$ 1,507,598	$ -	$ 1,507,598
Payable to customers	-	19,200	-	19,200
Total	$ -	$ 1,526,798	$ -	$ 1,526,798

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,332,961 and received cash or other collateral with a value of approximately $1,398,711. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,333,068, and has given cash or other collateral with a value of approximately $1,394,388. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2013 the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

(dollars in thousands)

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2013 was approximately $923,905 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled in the following month.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

14. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2013 $4,021 was prepaid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

Additionally the Company has receivables due from an affiliate of $5 relating to futures commissions collected by the affiliate on behalf of the Company.

The Company clears its U.S. Government securities transactions through an affiliate. In addition, the Company provides clearing services for foreign and domestic affiliates. No receivables or payables are currently outstanding.

The Company has payables to affiliates of $478 relating to commissions collected by the Company on behalf of the affiliates.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

Amounts receivable from affiliates are non-interest bearing and due on demand.

15. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall

Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes.

(dollars in thousands)

Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation; the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for interdealer brokers. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure the Company is properly positioned to respond to the changes.

16. Subsequent Events

The Company has performed an evaluation of subsequent events through May 28, 2013. On April 1, 2013 before the open of business the purchase of Link's assets by the Company was completed. There have been no other subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2013 or for the year then ended.

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© 2012 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.